SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                             SNYDER OIL CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   833482102
                                 (CUSIP Number)

                                Thomas J. Edelman
                               667 Madison Avenue
                               New York, NY 10021

                                 (212) 371-1117
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 19, 1998
                    (Date of Event which Requires Registrant
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

Check the following box if a fee is being paid with the statement [ ]. ( A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                                Page 1 of 3 Pages

CUSIP NO.  833482102               13D                       Page 2 of  3 Pages

---------- --------------------------------------------------------------------
           NAME OF REPORTING PERSON                           Thomas J. Edelman
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON      ###-##-####
---------- --------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [   ]
    2
                                                                    (b)  [   ]
---------- --------------------------------------------------------------------

                                  SEC USE ONLY
    3
---------- --------------------------------------------------------------------
           SOURCE OF FUNDS*
    4
---------- --------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5      PURSUANT TO ITEMS 2(d) OR 2(e)   [   ]
 ---------- --------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6           United States
---------- --------------------------------------------------------------------
                                                   SOLE VOTING POWER
                   NUMBER OF             7            1,339,964  (4.0%)
                    SHARES            ---------   -----------------------------
                 BENEFICIALLY
                     OWNED
                    BY EACH
               REPORTING PERSON
                     WITH

---------- -------------------------- ---------- ------------------------------
                                                   SHARED VOTING POWER
                                         8                 145,966 (0.4%)
                                      ----------  ------------------------------

                                                    SOLE DISPOSITIVE POWER
                                          9               1,339,964 (4.0%)
                                      ----------  ------------------------------

                                                    SHARED DISPOSITIVE POWER
                                         10               145,966 (0.4%)
---------- -------------------------- ---------- ------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11             1,485,930  (4.4%)
---------- --------------------------------------------------------------------
           CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   12      SHARES   [   ]
---------- --------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13            4.4%
---------- --------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
   14           IN
---------- --------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 3 of 3 Pages



Item 5.  Interest in Securities of the Issuer.

Item 5 is amended to add the following:

         As of the date of this Amendment, Mr. Edelman owns beneficially, as defined in Rule 13d-3 of the Regulations promulgated under the Securities Exchange Act of 1934, 1,487,930 shares of Common Stock. This number includes 1,047,364 shares owned directly by Mr. Edelman and 292,600 shares of Common Stock that Mr. Edelman has the right to acquire within 60 days pursuant to options granted under the Issuer's stock option plans. Mr. Edelman has sole voting and dispositive power with respect to these shares. Also included are 29,198 shares held members of Mr. Edelman's immediate family, 61,768 shares held in trusts for the benefit of Mr. Edelman's children and 55,000 shares held by a charitable foundation of which Mr. Edelman is one of the trustees. Mr. Edelman shares or may be deemed to share voting and dispositive power with respect to such shares, but disclaims beneficial interest therein.

         From February 27, 1998 through March 19, 1998, Mr. Edelman sold a total of 65,660 shares in ten transaction at an average sales price of $19.04 per share. All sales were customary brokers transactions.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  DATE: April 9, 1998

                                                  /s/ Thomas J. Edelman
                                               --------------------------------
                                                       Thomas J. Edelman